UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of August 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.2	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: August 30th, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

Form 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about August 25, 2004

Item 3. Press Release

August 25, 2004 Wellington, New Zealand

Item 4. Summary of Material Change

Kahili Gas Field Production Commences

Wellington, New Zealand – August 25, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd reports that production commenced on August 21 from the Company’s Kahili-1A well in onshore Taranaki, New Zealand. NGC, the owner and operator of the Kahili Separation Plant (KSP) and purchaser of the gas, is presently commissioning the facility; and consequently choke sizes are restricted at present, and a stable production regime has yet to be established. On August 24, the first day of extended production, an average production rate on a 12/64” choke was 2.2 million cubic feet per day of raw gas, with a condensate (light oil) to gas ratio in excess of 60 barrels per million cubic feet, and a surface flowing pressure in excess of 2,300 psi.

Item 5. Full Description of Material Change

Kahili Gas Field Production Commences

Wellington, New Zealand – August 25, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd reports that production commenced on August 21 from the Company’s Kahili-1A well in onshore Taranaki, New Zealand. NGC, the owner and operator of the Kahili Separation Plant (KSP) and purchaser of the gas, is presently commissioning the facility; and consequently choke sizes are restricted at present, and a stable production regime has yet to be established. On August 24, the first day of extended production, an average production rate on a 12/64” choke was 2.2 million cubic feet per day of raw gas, with a condensate (light oil) to gas ratio in excess of 60 barrels per million cubic feet, and a surface flowing pressure in excess of 2,300 psi.

Gas is now flowing from KSP along the 8 km (5 mile) pipeline linking it to NGC’s regional LTS pipeline, hence to their Kapuni Treatment Station, where propane and butane will be recovered from the stream, and sales gas injected into the national gas grid. The first truckload of oil left KSP on August 24 (see photos on www.austral-pacific.com ) for the Omata oil tank farm, where it is sold to Shell Oil.

Austral Pacific is the permit operator and has a 45% equity in the Kahili Field, the other participants being Tap Oil (30%) and Claire Energy (25%). CEO Dave Bennett said “We are very encouraged by the early performance of the field, and congratulate NGC on successfully bringing the Kahili production facility into operation. We look forward to the establishment of full, long term production, which will provide the basis for further drilling in the field.”

In other news, the Company reports the release of its Second Quarter report. On the balance sheet, the Company recorded an increase of 37% in total assets which are US$16.7 million at June 30, 2004, compared to US$12.1 million for the six months ended June 30, 2003. Cash and cash equivalents at June 30, 2004 totaled US$6.2 million, an increase of over 278% as compared to US$2.2 million as at June 30, 2003.

Austral Pacific received US$5.2 million in proceeds from a public offering completed in New Zealand at the beginning of the first quarter 2004. Total stockholders’ equity for the six months ended June 30, 2004 increased to US$14.6 million from $8.6 million or up 71% for the same period in 2003. A net operating loss of ($680,203) for the six months is 33% less than the same six months in 2003. A net operating loss of ($264,017) for the quarter is 38% less than the same quarter in 2003.

Drilling of Cheal-A4 and workover of Cheal-A3X are scheduled to commence in October.

Construction of the Cardiff-2 wellsite continues.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

August 25, 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Kahili Gas Field Production Commences

Wellington, New Zealand – August 25, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd reports that production commenced on August 21 from the Company’s Kahili-1A well in onshore Taranaki, New Zealand. NGC, the owner and operator of the Kahili Separation Plant (KSP) and purchaser of the gas, is presently commissioning the facility; and consequently choke sizes are restricted at present, and a stable production regime has yet to be established. On August 24, the first day of extended production, an average production rate on a 12/64” choke was 2.2 million cubic feet per day of raw gas, with a condensate (light oil) to gas ratio in excess of 60 barrels per million cubic feet, and a surface flowing pressure in excess of 2,300 psi.

Gas is now flowing from KSP along the 8 km (5 mile) pipeline linking it to NGC’s regional LTS pipeline, hence to their Kapuni Treatment Station, where propane and butane will be recovered from the stream, and sales gas injected into the national gas grid. The first truckload of oil left KSP on August 24 (see photos on www.austral-pacific.com ) for the Omata oil tank farm, where it is sold to Shell Oil.

Austral Pacific is the permit operator and has a 45% equity in the Kahili Field, the other participants being Tap Oil (30%) and Claire Energy (25%). CEO Dave Bennett said “We are very encouraged by the early performance of the field, and congratulate NGC on successfully bringing the Kahili production facility into operation. We look forward to the establishment of full, long term production, which will provide the basis for further drilling in the field.”

In other news, the Company reports the release of its Second Quarter report. On the balance sheet, the Company recorded an increase of 37% in total assets which are US$16.7 million at June 30, 2004, compared to US$12.1 million for the six months ended June 30, 2003. Cash and cash equivalents at June 30, 2004 totaled US$6.2 million, an increase of over 278% as compared to US$2.2 million as at June 30, 2003.

Austral Pacific received US$5.2 million in proceeds from a public offering completed in New Zealand at the beginning of the first quarter 2004. Total stockholders’ equity for the six months ended June 30, 2004 increased to US$14.6 million from $8.6 million or up 71% for the same period in 2003. A net operating loss of ($680,203) for the six months is 33% less than the same six months in 2003. A net operating loss of ($264,017) for the quarter is 38% less than the same quarter in 2003.

Drilling of Cheal-A4 and workover of Cheal-A3X are scheduled to commence in October.

Construction of the Cardiff-2 wellsite continues.

CONTACT: Investor Relations: tel: 1 800 3043631 USA/Canada +644 476 2529 New Zealand

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.